Exhibit 99.1
Shinhan Financial Group 2015 1H Operating Results

On July 22, 2015, Shinhan Financial Group released its operating results for 2015 1H. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

Item		2Q 2015	1Q 2015	QoQ Change (%)	2Q 2014	YoY Change (%)
Revenue*	Specified Quarter	7,322,700	7,262,126	0.83	6,808,878	7.55

	Cumulative	14,584,826	7,262,126	—	13,896,764	4.95

Operating Income	Specified Quarter	885,714	752,792	17.63	753,689	17.52

	Cumulative	1,638,686	752,972	—	1,511,512	8.41

Income before Income Taxes	Specified Quarter	921,747	788,683	16.87	797,144	15.63

	Cumulative	1,710,430	788,683	—	1,572,985	8.74

Net Income	Specified Quarter	711,309	613,750	15.90	612,027	16.22

	Cumulative	1,325,059	613,750	—	1,207,591	9.73

Net Income Attributable to Controlling Interest	Specified Quarter	692,090	592,050	16.90	577,608	19.82

	Cumulative	1,284,140	592,050	—	1,136,039	13.04

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

Item		2Q 2015	1Q 2015	QoQ Change (%)	2Q 2014	YoY Change (%)
Revenue*	Specified Quarter	3,569,645	3,363,037	6.14	4,031,306	-11.45

	Cumulative	6,932,682	3,363,037	—	7,668,405	-9.59

Operating Income	Specified Quarter	486,742	468,606	3.87	509,186	-4.41

	Cumulative	955,348	468,606	—	1,042,859	-8.39

Income before Income Taxes	Specified Quarter	509,522	501,053	1.69	522,156	-2.42

	Cumulative	1,010,575	501,053	—	1,062,912	-4.92

Net Income	Specified Quarter	400,518	390,022	2.69	416,954	-3.94

	Cumulative	790,540	390,022	—	842,111	-6.12

Net Income Attributable to Controlling Interest	Specified Quarter	400,411	389,918	2.69	416,784	-3.93

	Cumulative	790,329	389,918	—	841,872	-6.12

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

Item		2Q 2015	1Q 2015	QoQ Change (%)	2Q 2014	YoY Change (%)
Revenue*	Specified Quarter	1,196,421	1,092,926	9.47	1,145,404	4.45

	Cumulative	2,289,347	1,092,926	—	2,241,668	2.13

Operating Income	Specified Quarter	254,223	186,582	36.25	230,662	10.21

	Cumulative	440,805	186,582	—	425,753	3.54

Income before Income Taxes	Specified Quarter	253,762	186,650	35.96	225,974	12.30

	Cumulative	440,412	186,650	—	410,461	7.30

Net Income	Specified Quarter	197,270	154,535	27.65	176,504	11.77

	Cumulative	351,805	154,535	—	317,662	10.75

Net Income Attributable to Controlling Interest	Specified Quarter	197,270	154,535	27.65	176,504	11.77

	Cumulative	351,805	154,535	—	317,662	10.75

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues